

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2011

Via E-mail to Justin Atkinson
Freddie Kotek
President and Chief Executive Officer
Atlas Resources, LLC
Westpointe Corporate Center One
1550 Coraopolis Heights Road, Suite 300
Moon Township, Pennsylvania 15108

> **Re:** **Atlas Resources Series 28-2010 L.P.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed June 16, 2011**
> **File No. 0-54378**

Dear Mr. Kotek:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 6 from our letter dated May 26, 2011. Please revise your filing to disclose the number of acres and the percentage of reserves subject to fracking. Please also disclose the costs associated with your fracking activities.

2. We note your response to the last two bulleted items in comment 7 from our letter dated May 26, 2011. Please revise your filing to disclose the information that you provided in response to such items.

3. Please tell us which chemicals are being injected in connection with hydraulic fracturing operations on your properties.

4.   In light of the public concern over the risks relating to hydraulic fracturing, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability. This would include, for example, your potential liability in connection with any environmental contamination related to your fracturing operations. For example, and without limitation, please address the following with respect to your hydraulic fracturing operations:

- disclose the applicable policy limits and deductibles related to your insurance coverage;

- disclose your related indemnification obligations and those of your operator and the third parties who perform hydraulic fracturing operations on your wells, if applicable;

- clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

- provide further detail on the risks for which you are insured for your hydraulic fracturing operations.

5.   In this regard, discuss what remediation plans or procedures you or your operator have in place to deal with the environmental impact that would occur in the event of a spill or leak from your hydraulic fracturing operations.

Business, page 1

6.   We note your response to comment 11 from our letter dated May 26, 2011. Please provide the disclosure requested in such comment as of the most recent practicable date.

Financial Information, page 27

7.   As your registration statement now includes financial statements as of and for the three months ended March 31, 2011, please include a discussion of the material changes in your financial condition and your results of operations for this interim period to comply with Item 303 (b) of Regulation S-K.

Properties, page 34

8.   We note that you have not provided updated information in this amendment regarding your production. In that regard, we note that you disclose at page 34 production only to December 31, 2010. Please provided updated disclosure in your next amendment, or tell us why you believe that such disclosure is not required.

<u>Security Ownership of Certain Beneficial Owners and Management, page 38</u>

9.   We note that you have provided information in your table at page 38 as of December 31, 2010. Please revise to provide such information as of the most recent practicable date. See Item 403 of Regulation S-K.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joanna Lam at (202) 551-3476 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Gerald A. Bollinger (via e-mail)